

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2015

Via E-mail
Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

> **Re: Cryoport, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 25, 2015**
> **File No. 333-203006**

Dear Mr. Stefanovich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee, page ii

1.   We note from the disclosure in your legal opinion that you are registering the following securities:
   - Units (consisting of one share of common stock and one warrant to purchase one share of common stock);
   - Common stock included in the units;
   - Warrants included in the units; and
   - Common stock underlying the warrants included in the units.

   Please revise your registration fee table to *separately* list each of the securities being registered.

2.   Please register all of the common stock underlying the warrants included in your underwriter's overallotment. The current amount registered with respect to this common stock only corresponds to 5%, rather than 15%, of the offering of the $16,500,000 of shares underlying the warrants.

Preliminary Prospectus, page iii

3.   Please revise this page and your prospectus cover page to reflect that you are also registering the units since the units constitute a separate security. See Item 501(b)(2) of Regulation S-K.

Executive Compensation, page 61

4.   Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended March 31, 2015. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Description of Securities, page 71

5.   Please provide a description of the units in accordance with Item 202(d) of Regulation S-K.

Legal Matters, page 80

6.   Please revise your disclosure to state that Snell & Wilmer LLP has passed on the validity of each of the separate securities covered by your registration statement.

Part II, Information Not Required in the Prospectus
Item 17. Undertakings

7.   Please include the undertakings in Item 512(a)(6) of Regulation S-K.

Exhibit 5.1 – Legal Opinion

8.   Please arrange for Snell & Wilmer LLP to opine on the legality of your units.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
       Tony Ippolito, Esq.
       Snell & Wilmer LLP